THE LIMITED, INC. ANNOUNCES PRELIMINARY RESULTS OF
                          "DUTCH AUCTION" TENDER OFFER

     COLUMBUS, Ohio, June 4, 1999 -- The Limited, Inc. (NYSE/LSE: LTD) today announced the preliminary results of its modified "Dutch Auction" tender offer to purchase shares of its Common Stock. The tender offer expired at 12:00 midnight, New York City time, on Thursday, June 3, 1999.

     The Limited, Inc. announced, on a preliminary basis, that approximately 35,624,695 shares of Common Stock were properly tendered and not withdrawn at the $50.00 per share purchase price which The Limited, Inc. preliminarily expects to pay for the 15,000,000 shares of Common Stock it expects to purchase. The preliminary proration factor for the tender offer is 42.1%.

     The determination of the purchase price for the Common Stock and the proration factor is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for the shares accepted for payment, and return of all other shares tendered, will occur as soon as practicable after completion of the final proration computation.

      The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Structure, Limited Too, Galyan's and Henri Bendel, presently operates 3,399 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading speciality retailer of intimate apparel, beauty and personal care products through the Victoria Secret and Bath & Body Works brands. Victoria Secret products are available through 849 lingerie and beauty stores, the Victoria's Secret Catalogue and online at www.VictoriasSecret.com. Bath and Body Works products are available in 1,108 stores.

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For further information, please contact:     Tom Katzenmeyer
                                             Vice President, Investor Relations
                                             The Limited, Inc.
                                             614-415-7076
                                             www.limited.com


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